Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Press release regarding the Company’s unaudited consolidated financial results of six (6) months ended June 30, 2019.

August 8, 2019

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2019.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

August 8, 2019

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2019.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,630 As of June 30, 2019	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
June Cheryl C. Revilla	jacabal@pldt.com.ph	8168534
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 8, 2019
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

SERVICE REVENUES UP 6% AT Php76.7 BILLION –

HIGHEST HALF-YEAR REVENUES SINCE 2014

2Q19 SERVICE REVENUES ROSE 7% YEAR-ON-YEAR

AND 2% QUARTER-ON-QUARTER

EXCLUDING INTERNATIONAL,

SERVICE REVENUES HIGHER BY 11% vis-a-vis 1H18 AT Php74.3 BILLION –

AN ALL TIME HIGH

CONSUMER WIRELESS REVENUES ROSE 20% IN 1H19,

2Q19 HIGHER BY 22% VERSUS 2Q18 AND 4% OVER 1Q19

DATA/BROADBAND NOW 69% OF CONSUMER AND ENTERPRISE REVENUES

MOBILE DATA TRAFFIC GREW 113% TO 670PB IN 1H19,

WITH 2Q19 DATA TRAFFIC OF 366PB MORE THAN DOUBLE 2Q18

HOME BROADBAND REGAINING MOMENTUM –

JULY 2019 GROSS CONNECTS AND UPGRADES - AN HISTORIC HIGH,

44% BETTER THAN 2Q19 MONTHLY AVERAGE

DECLINES IN INTERNATIONAL REVENUES MODERATING –

EXPECTED TO IMPROVE GOING FORWARD

EBITDA FOR 1H19 OF Php40.0 BILLION, 15% HIGHER YEAR-ON-YEAR

MARGIN AT 50%

REPORTED NET INCOME GREW 4% TO Php12.2 BILLION AT END JUNE 2019

TELCO CORE INCOME STEADY AT Php13.2 BILLION –

ON TRACK TO HIT FULL YEAR GUIDANCE

INTERIM CASH DIVIDEND OF Php36 PER SHARE DECLARED

ORGANIZATIONAL CHANGES MADE TO FURTHER IMPROVE CUSTOMER EXPERIENCE AND RAISE SERVICE DELIVERY CAPABILITIES

TELCO CORE INCOME GUIDANCE RAISED TO Php26.4 BILLION

MANILA, Philippines 8th August 2019 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first half of 2019 with Consolidated Service Revenues (net of interconnection costs) increasing 6% year on year to Php76.7 billion, the highest half-year revenue level posted since the second semester of 2014.  Service revenues in the second quarter of 2019 rose 7% year-on-year and 2% quarter-on-quarter to Php38.7 billion.

Revenue growth was led by the Consumer Wireless Business, which together with the Home and Enterprise Businesses, raised revenues by 11% to Php72.1 billion, accounting for 94% of consolidated service revenues.

Data, Broadband and ICT service revenues grew 19% on like-for-like basis to Php49.6 billion and now accounts for 69% of total service revenues from the Consumer and Enterprise businesses.

Consolidated EBITDA increased 15% versus 1H 2018 to Php40 billion, due to the combined impact of higher service revenues and lower cash opex.  This figure takes into account the impact of PFRS16, the new accounting standard for leases which took effect on 1 January 2019.  EBITDA Margin improved, reaching 50% versus last year’s 46%.

Telco Core Income was stable year-on-year at Php13.2 billion, excluding equity in losses from Voyager, accelerated depreciation and gains from the sale of Rocket Internet shares. Reported Net Income grew 4% year-on-year at Php12.2 billion which includes the gain in the valuation of Rocket Internet shares.

Consolidated Net Debt stood at US$2,754 million whilst Net debt-to-EBITDA was at 2.0x. Gross Debt was at US$3,381 million, of which 11% is US dollar-denominated. Only 7% of total debt is unhedged. Fixed-rate loans (post-interest rate swaps) accounted for 89% while 11% are floating-rate loans.

Today, the Board of Directors declared an interim regular dividend of Php36 per share payable on September 10, 2019 to stockholders on record as of August 27, 2019.  This represents a 60% payout of core income, in line with the Company’s dividend policy.

“We have sustained our revenue growth, led by our Consumer Wireless business, by significantly improving customer experience through superior network services and targeted service offers.  Moving forward, we shall bolster this momentum by further enhancing customer experience across our various businesses through strategic organizational adjustments and the ongoing overhaul of our IT systems and customer service processes.

“In this connection, I am pleased to announce the appointment of Alfredo S. Panlilio as President of Smart Communications effective 8th August 2019.  On concurrent basis, he is Executive Vice President and Chief Revenue Officer of PLDT,” said Manuel V. Pangilinan, Chairman and CEO of PLDT.

Consumer Wireless posts record growth

Continuing its upswing since the first quarter of 2018, the Consumer Wireless business set the pace for growth in 1H 2019, boosting revenues by 20% year-on-year to Php34.4 billion. Data and broadband accounted for two-thirds of these revenues.  Second quarter revenues rose 4% quarter-on-quarter accelerating from the 1Q19 growth of 2% over the fourth quarter of 2018.

The upturn of Consumer Wireless revenues was powered by robust subscriber growth, rising adoption by subscribers of LTE SIMs and LTE smartphones, increasing data usage for video and games, and a clearly higher level of customer experience provided by the superior mobile network of Smart.

Smart, TNT and Sun acquired 8.7 Million new subscribers in the first half of 2019, pushing the total to over 66.8 million as of end-June 2019.  A growing number of these subscribers have shifted to LTE SIMs and LTE smartphones.  Smart subscribers have made the most progress, with over 80% adopting LTE SIMs and nearly two-thirds using LTE handsets.  It will be noted that the average revenue per user (ARPU) of an LTE user is nearly double that of a 3G user and almost 2.5x that of a feature phone user.

To drive data usage, Smart continued to offer more promos focused on video and gaming, as well as simplify and improve the customer experience in accessing these services.

The Video Everyday promo propelled the growth of video usage that was sparked by the Free Youtube promo last year.  Aside from further increasing Youtube users by 43%, this promo has more than doubled the number of viewers of the NBA, iWant and iflix video services.

The new Giga Gaming platform became a growth driver as Smart increased the number of unique new Mobile Legends gamers in its network by over 160% from end-2018 to end-June 2019.

The growth in data traffic continued to accelerate rising to 670PB at the end of June 2019 or higher by 113% from the same period last year and 31% from the second half of 2018.  In the second quarter alone, data traffic more than doubled year-on-year to 366PB, a 21% increase over the first quarter of 2019.

“Our earlier Youtube promos have already succeeded in making video viewing and mobile games very popular among our Smart subscribers who, not coincidentally, have made the biggest shift to LTE SIMs and devices. A good portent of things to come:  the PLDT-Smart Omega eSports team won the Nationals Conference 1 for Mobile Legends,” said Oscar A. Reyes, Jr., PLDT Senior Vice President for Consumer Business – Individual Group.

“Our thrust for the balance of 2019 is to bring these compelling services to low- and non-data users, whom we are targeting to move up to LTE SIMs and devices so they can start experiencing our superior LTE network service,” he added.

PLDT Home posts modest growth while gearing up for big push

Revenues of PLDT Home grew at a modest pace of 2% year-on-year to Php18.3 billion as of end-June 2019, and registered a 1% quarter-on-quarter increase in the second quarter of 2019 after three stable quarters.  This was due largely to the lingering impact of the disruption of our installation and repair services in the second half of 2018.  Also, the Home service organization went through a period of adjustment as it implemented a major revamp of its systems and processes for service installations and repairs during the first half of 2019.

One major change currently being rolled out is the deployment of well-trained tech teams to handle the installation and repair of PLDT broadband services in the homes of customers.  Called the “Geek Squad”, these PLDT personnel can also advise customers how to ensure availability of broadband access throughout the home, including, among others, the placement of Google Whole Home WiFi routers.

These initiatives have already begun to bear fruit. The average monthly gross connects and upgrades of service lines rose 26% in the first half of 2019 from the previous semester. Moreover, for the month of July, the number of gross connects and upgrades was the highest ever posted by PLDT Home and 44% higher than the second quarter monthly average.

Complementing its efforts to promote fixed line broadband, PLDT Home started a fresh campaign to offer its prepaid fixed wireless service in June 2019, intended to “own-the-home” in areas where fiber facilities are not yet available, as well as to address a segment of the market looking for a lower price point.

This involved offering a new LTE-powered WiFi device capable of delivering higher data speeds through carrier aggregation.  This was bundled with better family-sized data load packages that were made easier to top up through a new mobile app.  This enhanced service offer was then made available through a broader, nationwide distribution effort, targeting areas where Smart has deployed its LTE service.

“The first half of this year has clearly shown that the key to improving the business performance of PLDT Home moving forward is to provide a progressively better customer experience and upgrade our service delivery.  Which is why, for our fiber broadband service, we are focused on delivering better installation and repair services, and, enriched service offers such as faster data packages and whole home WiFi coverage,” said Alfredo S. Panlilio, who assumed his post as PLDT Executive Vice President and Chief Revenue Officer on July 1, 2019.

To achieve this, the Consumer Business Fulfillment Management Group has been set up under Bernard H. Castro, formerly a vice president of the Manila Electric Company (Meralco).  With his extensive experience in managing Meralco’s distribution services,

Bernard will oversee efforts of our zone organizations to attain the desired service level quality and standards, Panlilio said.

At the same time, the Consumer Business Operations Management has been organized under Marco Alejandro T. Borlongan as PLDT’s dedicated commercial operations arm to continuously improve customer care, service order, and, credit and collections management.

“To complete these organizational adjustments, Menardo G. Jimenez has moved from our Business Transformation Organization to head the Consumer Business Group for Home,” Panlilio said.

ICT Services set the pace for Enterprise growth

The Enterprise Business Group posted 6% revenue growth to Php19.4 billion.  Growth continued to be led by ICT services, with revenues from data center, cloud, cyber security and managed IT services rising 20% to Php2.2 billion, twice the pace of overall market growth.

Wireless services grew by 12% to Php3.1 billion as more clients signed up for wireless digital solutions such as Internet of Things (IoT) and Machine to Machine (M2M) services.

Enterprise-grade iGate and Fibr continued to lead the growth for Fixed Line services fueled by the demand for data of businesses around the country.  Private networking services (such as IPVPN and Ethernet services) also contributed to revenue growth, increasing by 11%.   Fixed Line services grew by 6% to Php10.0 billion.

In July 2019, PLDT Enterprise launched the Smart 5G Alliance at the annual Philippine Digital Convention. Pioneering members of the alliance include Cisco, Ericsson, Fujitsu, Huawei, Microsoft, Nokia, Palo Alto, SMS Global Technologies, Araneta Center, the Ateneo De Manila University, and the Clark Development Corporation. Through this partnership, the group aims to develop 5G use cases and accelerate adoption in the coming months as 5G technology becomes available.

“The continued strong growth of our ICT business is strategically significant because enterprises today are realizing they need to provide customers with digitally-empowered experiences to compete in today’s market.  This requires a complex IT support system at the backend.  Our ambition at PLDT Enterprise is to increasingly provide companies and organizations the needed IT systems and solutions support so that they can focus on their core businesses.  With its unrivalled capabilities, such its network of 10 data centers, and cloud and cybersecurity solutions, PLDT is best positioned to help Philippine business level up their digital game,” said Juan Victor Hernandez, Senior Vice President and Head of Enterprise Business for PLDT and Smart.

The Philippines’ fastest Internet fixed and mobile networks

Underpinning the rapidly improving user experience of PLDT and Smart customers has been the sustained roll out and modernization of the fixed and mobile networks of PLDT and Smart combined.

PLDT provided for an historic-high capital expenditure program in 2019 amounting to Php78.4 billion.  In the first half of this year, Php32.7 billion was already spent, further enhancing the reach and capacity of our fiber-powered fixed line broadband network and our LTE and 3G mobile data networks, as well as modernizing our IT support systems.

The beneficial impact of this capex program has been validated yet once more by Ookla, the global leader in internet testing and analysis.  In its July 2019 report, Ookla named PLDT and Smart as the country’s fastest fixed and mobile data internet services in the first half of 2019.  The Ookla report showed PLDT and Smart posting download and upload speeds nearly double that of the competition. PLDT and Smart had previously won several internet speed awards from Ookla and other international independent internet testing agencies such as OpenSignal and Tutela.

“The roll-out of our fiber network remains the cornerstone of our network build out.  That is because fiber provides the best possible internet service for home and enterprise, supports the deployment of LTE and, in the future, 5G,” said Mario G. Tamayo, Senior Vice President for Network Planning and Engineering of PLDT and Smart.

“As for 5G, we continue preparations for its introduction, most likely in the first half of 2020, even as we extend the roll out of LTE and LTE-Advanced in our mobile network.  This is based on current expectations as to when the standards for 5G will be finalized, when network facilities and customer devices will be available based on these standards, as well as when commercial use cases would be identified,” he added.

CONCLUSION

“The future continues to be data, and the key to PLDT’s success lies in focusing on the customer and giving him the best possible experience.  Realizing that goal is the focus of our efforts moving forward.  Learning from our experiences over the past year, we are combining our network and IT improvements with changes in our organization to deliver progressive improvements in our service delivery and to strengthen our competitive position across our various businesses.  This gives us greater confidence that we shall attain our overall business goals for this year.  In this light, and given the momentum we have seen in the first half of 2019, we are confident that we will attain our guidance for full-year telco core income of Php26.4 billion,” Pangilinan concluded.

###

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in million pesos)

	June 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	211,957	195,964
Right-of-use assets	20,220	—
Investments in associates and joint ventures	54,721	55,427
Financial assets at fair value through profit or loss	4,442	4,763
Debt instruments at amortized cost – net of current portion	—	150
Investment properties	777	777
Goodwill and intangible assets	68,191	68,583
Deferred income tax assets – net	25,682	27,697
Derivative financial assets – net of current portion	12	140
Prepayments – net of current portion	35,098	23,338
Financial assets at fair value through other comprehensive income – net of current portion	160	2,749
Contract assets – net of current portion	756	1,083
Other financial assets – net of current portion	2,838	2,275
Other non-financial assets – net of current portion	267	230
Total Noncurrent Assets	425,121	383,176
Current Assets
Cash and cash equivalents	32,101	51,654
Short-term investments	28	1,165
Trade and other receivables	20,841	24,056
Inventories and supplies	2,645	2,878
Current portion of contract assets	2,142	2,185
Current portion of derivative financial assets	57	183
Current portion of debt instruments at amortized cost	150	—
Current portion of prepayments	8,319	8,380
Current portion of financial assets at fair value through other comprehensive income	2,645	1,604
Current portion of other financial assets	7,099	7,008
Current portion of other non-financial assets	639	461
Total Current Assets	76,666	99,574
TOTAL ASSETS	501,787	482,750

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Treasury shares under employee benefit trust	(394)	(854)
Capital in excess of par value	130,526	130,526
Other equity reserves	431	697
Retained earnings	15,026	12,081
Other comprehensive loss	(26,313)	(25,190)
Total Equity Attributable to Equity Holders of PLDT	114,374	112,358
Noncontrolling interests	4,195	4,308
TOTAL EQUITY	118,569	116,666

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

(in million pesos)

	June 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	157,651	155,835
Lease liabilities – net of current portion	17,757	—
Deferred income tax liabilities	2,784	2,981
Derivative financial liabilities – net of current portion	6	—
Customers’ deposits	2,199	2,194
Pension and other employee benefits	6,223	7,182
Deferred credits and other noncurrent liabilities	4,822	5,284
Total Noncurrent Liabilities	191,442	173,476
Current Liabilities
Accounts payable	72,897	74,610
Accrued expenses and other current liabilities	96,772	95,724
Current portion of interest-bearing financial liabilities	15,192	20,441
Current portion of lease liabilities	4,601	—
Dividends payable	1,565	1,533
Current portion of derivative financial liabilities	205	80
Income tax payable	544	220
Total Current Liabilities	191,776	192,608
TOTAL LIABILITIES	383,218	366,084
TOTAL EQUITY AND LIABILITIES	501,787	482,750

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Six Months Ended June 30, 2019 and 2018

(in million pesos, except earnings per common share amounts which are in pesos)

	Six Months Ended June 30,		Three Months Ended June 30,
	2019	2018	2019	2018
	(Unaudited)
REVENUES
Service revenues	80,410	76,361	40,803	38,616
Non-service revenues	3,628	5,878	1,802	3,116
	84,038	82,239	42,605	41,732
EXPENSES
Selling, general and administrative expenses	32,063	35,252	16,172	17,943
Depreciation and amortization	18,903	17,889	9,557	8,516
Cost of sales and services	6,302	7,510	3,418	3,896
Interconnection costs	3,755	3,908	2,105	2,034
Asset impairment	2,644	2,812	1,287	1,421
	63,667	67,371	32,539	33,810
	20,371	14,868	10,066	7,922

OTHER INCOME (EXPENSES) – NET	(3,300)	694	(2,008)	(1,195)
INCOME BEFORE INCOME TAX	17,071	15,562	8,058	6,727

PROVISION FOR INCOME TAX	4,836	3,757	2,546	1,846
NET INCOME	12,235	11,805	5,512	4,881
ATTRIBUTABLE TO:
Equity holders of PLDT	12,207	11,762	5,499	4,862
Noncontrolling interests	28	43	13	19
	12,235	11,805	5,512	4,881
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	56.37	54.31	25.39	22.44
Diluted	56.37	54.31	25.39	22.44

	PLDT Consolidated
	For the first six months
(Php in mn)	1H2019	1H2018*	% Change

Total revenues	84,038	82,239	2%

Service revenues (a)	80,410	76,361	5%

Expenses (b)	63,667	67,371	(5%)

EBITDA (c)	39,958	34,735	15%
EBITDA(c)	50%	46%

Income before Income Tax	17,071	15,562	10%

Provision for Income Tax	4,836	3,757	29%

Net Income - Attributable to Equity Holders of PLDT	12,207	11,762	4%

Telco Core Income (d)	13,203	13,214	-

*2018 Includes Voyager, except for EBITDA and Telco Core

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	80,410	76,361	5%
Interconnection costs	3,755	3,908	(4%)
Service Revenues, net of interconnection costs	76,655	72,453	6%

(b) Expenses includes Interconnection Costs
(c) EBITDA excluding the P0.3bn MRP expenses booked in 1H2019 and 1H2018 and Voyager in 1H2018
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP, accelerated depreciation and share in Voyager losses

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel. No: 816-8213	Tel. No: 816-8024	Tel. No: 511-3101

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  August 8, 2019